Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, March 27, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 20 to March 24, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20/03/2023	334,355	53.364471	17,842,677.70	XPAR
20/03/2023	120,000	53.289411	6,394,729.32	CEUX
20/03/2023	15,000	53.343272	800,149.08	TQEX
20/03/2023	10,000	53.344474	533,444.74	AQEU
21/03/2023	314,948	55.290210	17,413,541.06	XPAR
21/03/2023	120,000	55.291570	6,634,988.40	CEUX
21/03/2023	15,000	55.294187	829,412.81	TQEX
21/03/2023	10,000	55.306839	553,068.39	AQEU
22/03/2023	320,799	54.549295	17,499,359.29	XPAR
22/03/2023	120,000	54.554610	6,546,553.20	CEUX
22/03/2023	15,000	54.555506	818,332.59	TQEX
22/03/2023	10,000	54.556844	545,568.44	AQEU
23/03/2023	323,428	53.780947	17,394,264.13	XPAR
23/03/2023	120,000	53.767204	6,452,064.48	CEUX
23/03/2023	15,000	53.756117	806,341.76	TQEX
23/03/2023	10,000	53.761276	537,612.76	AQEU
24/03/2023	348,714	51.668725	18,017,607.77	XPAR
24/03/2023	120,000	51.634554	6,196,146.48	CEUX
24/03/2023	15,000	51.631365	774,470.48	TQEX
24/03/2023	10,000	51.621777	516,217.77	AQEU
Total	2,367,244	53.693895	127,106,550.63

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com